UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. )*

Inspirato Incorporated

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

88332T209

(CUSIP Number)

Tracy Hogan

Institutional Venture Partners XIII, L.P.

300 Sand Hill Road, Building 2, Suite 250

Menlo Park, CA 94025

(650) 854-0132

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 11, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 88332T209

1.	Names of Reporting Person Institutional Venture Partners XIII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,716,458 shares of Class A common stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,716,458 shares of Class A common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,716,458 shares of Class A common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 22.8% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)

This Schedule 13D is filed by Institutional Venture Partners XIII, L.P. (“IVP XIII”), Institutional Venture Management XIII, LLC (“IVM XIII”), Todd C. Chaffee (“Chaffee”), Norman A. Fogelsong (“Fogelsong”), Stephen J. Harrick (“Harrick”), J. Sanford Miller (“Miller”), and Dennis B. Phelps (“Phelps” and, collectively, with IVP XIII, IVM XIII, Chaffee, Fogelsong, Harrick and Miller, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

The shares are held by IVP XIII. IVM XIII serves as the sole general partner of IVP XIII and has shared voting and investment control over the shares owned by IVP XIII and may be deemed to own beneficially the shares held by IVP XIII. IVM XIII owns no securities of the Issuer directly. Chaffee, Fogelsong, Harrick, Miller and Phelps are Managing Directors of IVM XIII and share voting and dispositive power over the shares held by IVP XIII, and may be deemed to own beneficially the shares held by IVP XIII. The Managing Directors own no securities of the Issuer directly.

(3)	The percentage is based on 46,931,885 shares of Class A Common Stock outstanding as of February 11, 2022, as reported by the Issuer in its Form 8-K, filed on February 14, 2022.

CUSIP No. 88332T209

1.	Names of Reporting Person Institutional Venture Management XIII, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,716,458 shares of Class A common stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,716,458 shares of Class A common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,716,458 shares of Class A common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 22.8% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)

This Schedule 13D is filed by Institutional Venture Partners XIII, L.P. (“IVP XIII”), Institutional Venture Management XIII, LLC (“IVM XIII”), Todd C. Chaffee (“Chaffee”), Norman A. Fogelsong (“Fogelsong”), Stephen J. Harrick (“Harrick”), J. Sanford Miller (“Miller”), and Dennis B. Phelps (“Phelps” and, collectively, with IVP XIII, IVM XIII, Chaffee, Fogelsong, Harrick and Miller, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

The shares are held by IVP XIII. IVM XIII serves as the sole general partner of IVP XIII and has shared voting and investment control over the shares owned by IVP XIII and may be deemed to own beneficially the shares held by IVP XIII. IVM XIII owns no securities of the Issuer directly. Chaffee, Fogelsong, Harrick, Miller and Phelps are Managing Directors of IVM XIII and share voting and dispositive power over the shares held by IVP XIII, and may be deemed to own beneficially the shares held by IVP XIII. The Managing Directors own no securities of the Issuer directly.

(3)	The percentage is based on 46,931,885 shares of Class A Common Stock outstanding as of February 11, 2022, as reported by the Issuer in its Form 8-K, filed on February 14, 2022.

CUSIP No. 88332T209

1.	Names of Reporting Person Todd C. Chaffee
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,716,458 shares of Class A common stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,716,458 shares of Class A common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,716,458 shares of Class A common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 22.8% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)

This Schedule 13D is filed by Institutional Venture Partners XIII, L.P. (“IVP XIII”), Institutional Venture Management XIII, LLC (“IVM XIII”), Todd C. Chaffee (“Chaffee”), Norman A. Fogelsong (“Fogelsong”), Stephen J. Harrick (“Harrick”), J. Sanford Miller (“Miller”), and Dennis B. Phelps (“Phelps” and, collectively, with IVP XIII, IVM XIII, Chaffee, Fogelsong, Harrick and Miller, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

The shares are held by IVP XIII. IVM XIII serves as the sole general partner of IVP XIII and has shared voting and investment control over the shares owned by IVP XIII and may be deemed to own beneficially the shares held by IVP XIII. IVM XIII owns no securities of the Issuer directly. Chaffee, Fogelsong, Harrick, Miller and Phelps are Managing Directors of IVM XIII and share voting and dispositive power over the shares held by IVP XIII, and may be deemed to own beneficially the shares held by IVP XIII. The Managing Directors own no securities of the Issuer directly.

(3)	The percentage is based on 46,931,885 shares of Class A Common Stock outstanding as of February 11, 2022, as reported by the Issuer in its Form 8-K, filed on February 14, 2022.

CUSIP No. 88332T209

1.	Names of Reporting Person Norman A. Fogelsong
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,716,458 shares of Class A common stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,716,458 shares of Class A common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,716,458 shares of Class A common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 22.8% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)

This Schedule 13D is filed by Institutional Venture Partners XIII, L.P. (“IVP XIII”), Institutional Venture Management XIII, LLC (“IVM XIII”), Todd C. Chaffee (“Chaffee”), Norman A. Fogelsong (“Fogelsong”), Stephen J. Harrick (“Harrick”), J. Sanford Miller (“Miller”), and Dennis B. Phelps (“Phelps” and, collectively, with IVP XIII, IVM XIII, Chaffee, Fogelsong, Harrick and Miller, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

The shares are held by IVP XIII. IVM XIII serves as the sole general partner of IVP XIII and has shared voting and investment control over the shares owned by IVP XIII and may be deemed to own beneficially the shares held by IVP XIII. IVM XIII owns no securities of the Issuer directly. Chaffee, Fogelsong, Harrick, Miller and Phelps are Managing Directors of IVM XIII and share voting and dispositive power over the shares held by IVP XIII, and may be deemed to own beneficially the shares held by IVP XIII. The Managing Directors own no securities of the Issuer directly.

(3)	The percentage is based on 46,931,885 shares of Class A Common Stock outstanding as of February 11, 2022, as reported by the Issuer in its Form 8-K, filed on February 14, 2022.

CUSIP No. 88332T209

1.	Names of Reporting Person Stephen J. Harrick
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,716,458 shares of Class A common stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,716,458 shares of Class A common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,716,458 shares of Class A common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 22.8% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)

This Schedule 13D is filed by Institutional Venture Partners XIII, L.P. (“IVP XIII”), Institutional Venture Management XIII, LLC (“IVM XIII”), Todd C. Chaffee (“Chaffee”), Norman A. Fogelsong (“Fogelsong”), Stephen J. Harrick (“Harrick”), J. Sanford Miller (“Miller”), and Dennis B. Phelps (“Phelps” and, collectively, with IVP XIII, IVM XIII, Chaffee, Fogelsong, Harrick and Miller, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

The shares are held by IVP XIII. IVM XIII serves as the sole general partner of IVP XIII and has shared voting and investment control over the shares owned by IVP XIII and may be deemed to own beneficially the shares held by IVP XIII. IVM XIII owns no securities of the Issuer directly. Chaffee, Fogelsong, Harrick, Miller and Phelps are Managing Directors of IVM XIII and share voting and dispositive power over the shares held by IVP XIII, and may be deemed to own beneficially the shares held by IVP XIII. The Managing Directors own no securities of the Issuer directly.

(3)	The percentage is based on 46,931,885 shares of Class A Common Stock outstanding as of February 11, 2022, as reported by the Issuer in its Form 8-K, filed on February 14, 2022.

CUSIP No. 88332T209

1.	Names of Reporting Person J. Sanford Miller
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,716,458 shares of Class A common stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,716,458 shares of Class A common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,716,458 shares of Class A common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 22.8% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)

This Schedule 13D is filed by Institutional Venture Partners XIII, L.P. (“IVP XIII”), Institutional Venture Management XIII, LLC (“IVM XIII”), Todd C. Chaffee (“Chaffee”), Norman A. Fogelsong (“Fogelsong”), Stephen J. Harrick (“Harrick”), J. Sanford Miller (“Miller”), and Dennis B. Phelps (“Phelps” and, collectively, with IVP XIII, IVM XIII, Chaffee, Fogelsong, Harrick and Miller, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

The shares are held by IVP XIII. IVM XIII serves as the sole general partner of IVP XIII and has shared voting and investment control over the shares owned by IVP XIII and may be deemed to own beneficially the shares held by IVP XIII. IVM XIII owns no securities of the Issuer directly. Chaffee, Fogelsong, Harrick, Miller and Phelps are Managing Directors of IVM XIII and share voting and dispositive power over the shares held by IVP XIII, and may be deemed to own beneficially the shares held by IVP XIII. The Managing Directors own no securities of the Issuer directly.

(3)	The percentage is based on 46,931,885 shares of Class A Common Stock outstanding as of February 11, 2022, as reported by the Issuer in its Form 8-K, filed on February 14, 2022.

CUSIP No. 88332T209

1.	Names of Reporting Person Dennis B. Phelps
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,716,458 shares of Class A common stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,716,458 shares of Class A common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,716,458 shares of Class A common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 22.8% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)

This Schedule 13D is filed by Institutional Venture Partners XIII, L.P. (“IVP XIII”), Institutional Venture Management XIII, LLC (“IVM XIII”), Todd C. Chaffee (“Chaffee”), Norman A. Fogelsong (“Fogelsong”), Stephen J. Harrick (“Harrick”), J. Sanford Miller (“Miller”), and Dennis B. Phelps (“Phelps” and, collectively, with IVP XIII, IVM XIII, Chaffee, Fogelsong, Harrick and Miller, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

The shares are held by IVP XIII. IVM XIII serves as the sole general partner of IVP XIII and has shared voting and investment control over the shares owned by IVP XIII and may be deemed to own beneficially the shares held by IVP XIII. IVM XIII owns no securities of the Issuer directly. Chaffee, Fogelsong, Harrick, Miller and Phelps are Managing Directors of IVM XIII and share voting and dispositive power over the shares held by IVP XIII, and may be deemed to own beneficially the shares held by IVP XIII. The Managing Directors own no securities of the Issuer directly.

(3)	The percentage is based on 46,931,885 shares of Class A Common Stock outstanding as of February 11, 2022, as reported by the Issuer in its Form 8-K, filed on February 14, 2022,

CUSIP No. 88332T209	13D

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) is filed with respect to the Class A common stock, par value $0.0001 per share (“Common Stock”), of Inspirato Incorporated, a Delaware corporation (the “Issuer”) formerly known as “Thayer Ventures Acquisition Corporation” (in such capacity, “Thayer”). The address of the principal executive offices of the Issuer is 25852 McBean Parkway, Valencia, CA 91335.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background

(a) This Statement is being filed jointly by the following persons (collectively, the “Reporting Persons”):

1.	Institutional Venture Partners XIII, L.P. (“IVP XIII”)

2.	Institutional Venture Management XIII, LLC (“IVM XIII”)

3.	Todd C. Chaffee (“Chaffee”)

4.	Norman A. Fogelsong (“Fogelsong”)

5.	Stephen J. Harrick (“Harrick”)

6.	J. Sanford Miller (“Miller”)

7.	Dennis B. Phelps (“Phelps”)

(b) The business address for the Reporting Persons is:

3000 Sand Hill Road, Building 2, Suite 250

Menlo Park, CA 94025

(650) 854-0132

(c) IVM XIII is the general partner of IVP XIII. Chaffee, Fogelsong, Harrick, Miller and Phelps, Jr. are the managing directors of IVM XIII.

(d) During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons are, nor during the last five years have been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	IVP XIII – Delaware

IVM XIII – Delaware

Chaffee – United States of America

Fogelsong – United States of America

Harrick—United States of America

Miller – United States of America

Phelps—United States of America

Item 3. Source and Amount of Funds or Other Consideration.

All of the securities reported herein as beneficially owned by the Reporting Persons were acquired in connection with the Business Combination Agreement, dated as of June 30, 2021 (the “Business Combination Agreement” and the business combination subject thereto, the “Merger”), by and among Thayer, Passport Merger Sub I Inc., a Delaware corporation and wholly-owned subsidiary of Thayer (“Blocker Merger Sub 1”), Passport Merger Sub II Inc., a Delaware corporation and wholly-owned subsidiary of Thayer (“Blocker Merger Sub 2”), Passport Merger Sub III

Inc., a Delaware corporation and wholly-owned subsidiary of Thayer (“Blocker Merger Sub 3” and together with Blocker Merger Sub 1 and Blocker Merger Sub 2, and any blocker merger sub that became party to the Business Combination Agreement by executing a joinder thereto, the “Blocker Merger Subs”, and together with the Company Merger Sub (defined below), the “Merger Subs”), KPCB Investment I, Inc., a Delaware corporation (“KPCB Blocker”), Inspirato Group, Inc., a Delaware corporation and a wholly-owned subsidiary of IVP XIII (“IVP Blocker”), W Capital Partners III IBC, Inc., a Delaware corporation (“W Capital Blocker”, and together with KPCB Blocker and the IVP Blocker and any Non-Party Blocker, the “Blockers”), Passport Company Merger Sub, LLC, a Delaware limited liability company (“Company Merger Sub”), and Inspirato LLC, a Delaware limited liability company (“Inspirato LLC”). The Merger closed on February 11, 2022 (the “Closing”).

Effective upon the Closing, among other things, (i) Thayer changed its name to “Inspirato Incorporated” (ii) each of the then issued and outstanding shares of Class A common stock, par value $0.0001 per share, of Thayer (the “Thayer Class A Common Stock”), converted automatically, on a one-for-one basis, into a share of Class A common stock, par value $0.0001 per share, of Inspirato (“Inspirato Class A Common Stock”), (iii) each of the then issued and outstanding shares Class B common stock, par value $0.0001 per share, of Thayer (the “Thayer Class B Common Stock”), converted automatically, on a one-for-one basis, into a share of Inspirato Class A Common Stock, (iv) each of the then issued and outstanding private placement warrants of Thayer (the “Thayer Private Warrants”) converted automatically into a redeemable warrant to purchase one share of Inspirato Class A Common Stock (the “Inspirato Warrants”) pursuant to the Assignment, Assumption and Amendment Agreement among Thayer and Computershare Trust Company, N.A., as warrant agent, in respect of the Warrant Agreement, dated December 10, 2020, by and between Thayer and Continental Stock Transfer & Trust Company (the “Warrant Agreement”), (v) each of the then issued and outstanding redeemable warrants of Thayer issued in connection with Thayer’s IPO (the “Thayer Public Warrants”) converted automatically into an Inspirato Warrant pursuant to the Warrant Agreement, and (vi) each of the then issued and outstanding units of Thayer that had not been previously separated into the underlying Thayer Class A Common Stock and Thayer Public Warrant upon the request of the holder thereof (the “Thayer Units”), were cancelled and entitled the holder thereof to one share of Inspirato Class A Common Stock and one-half of one Inspirato Warrant. No fractional Inspirato Warrants were issued upon separation of the Thayer Units.

Also in connection with the Closing, (i) the equity interests of each Blocker (including the IVP Blocker) were cancelled and converted into the right to receive (A) a number of shares of Inspirato Class A Common Stock equal to approximately 37.2275 (the “Exchange Ratio”) for each unit of Inspirato LLC owned by such Blocker (adjusted upward for cash and cash equivalents of such Blocker and adjusted downward for debt and transaction expenses of such Blocker) plus (B) certain rights under the Tax Receivable Agreement; (ii) each outstanding unit of Inspirato (other than any units held by Thayer or any of its subsidiaries following the Blocker Mergers) was cancelled and converted into the right to receive (A) a number of New Common Units of Inspirato LLC equal to the Exchange Ratio, (B) an equal number of shares of Class V common stock, par value $0.0001 per share, of Inspirato (the “Inspirato Class V Common Stock”, and together with the Inspirato Class A Common Stock, the “Inspirato Common Stock”), which has no economic value, but entitles the holder thereof to one vote per share, and (C) certain rights under the Tax Receivable Agreement; and (iii) each option to purchase Inspirato units converted into an option to purchase Inspirato Class A Common Stock.

The above summary is qualified by reference to such description and the full text of the Business Combination Agreement, which is filed as Exhibit 1 to this Statement and is incorporated herein by reference.

In connection with the execution of the Business Combination Agreement, Thayer entered into subscription agreements (as amended, the “Subscription Agreements”) with certain investors (collectively, the “PIPE Investors”) pursuant to which the PIPE Investors agreed to purchase, in the aggregate, approximately 8.8 million shares of Thayer Class A Common Stock (which became Inspirato Class A Common Stock upon the effectiveness of the Amended and Restated Certificate of Incorporation of Inspirato filed with the Secretary of State of the State of Delaware on February 11, 2022) at $10.00 per share (the “PIPE Shares”) for an aggregate commitment amount of approximately $88.5 million. IVP XIII is one of the PIPE Investors. Pursuant to the Subscription Agreements, Inspirato agreed to provide the PIPE Investors with certain registration rights with respect to the PIPE Shares. The PIPE investment was consummated substantially concurrently with the Closing.

The foregoing description of the Subscription Agreements is a summary only and is qualified in its entirety by the full text of the form of Subscription Agreement, a copy of which is attached hereto as Exhibit 2 to this Statement and is incorporated herein by reference.

Effective upon the Closing, the IVP XIII received a total of 10,716,458 shares of Inspirato Class A Common Stock, representing 10,146,458 shares received as merger consideration in connection with the Business Combination Agreement and 570,000 shares received as PIPE Shares in connection with the Subscription Agreement for an aggregate purchase price of $5,700,000. The funds used by IVP XIII to acquire the securities of Inspirato LLC and the PIPE Shares were obtained from capital contributions from its general and limited partners.

Item 4. Purpose of Transaction

The information set forth in Item 3 of this Statement is incorporated into this Item 4 by reference.

The Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional shares of Class A Common Stock or other securities of the Issuer, dispose of some or all of the shares of Class A Common Stock or other securities of the Issuer that it may own from time to time, in each case in open market or private transactions, block sales or otherwise or pursuant to ordinary stock exchange transactions effected through one or more broker-dealers whether individually or utilizing specific pricing or other instructions (including by means of Rule 10b5-1 programs).

Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time and subject to the terms of the Registration Rights Agreement, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

The information contained in Item 3 and 4 of this Schedule 13D is incorporated into this Item 5 by reference.

(a) and (b) See Items 7-11 and 13 of the cover page of this Statement and Item 2 above.

(c) Except as reported in this Statement, the Reporting Person has not effected any transactions in the Issuer’s securities within the past 60 days.

(d) No other person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock covered by this Statement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Item 3 and 4 of this Schedule 13D is incorporated into this Item 6 by reference.

On February 11, 2022, in connection with the Closing, the Issuer adopted Amended and Restated Bylaws (“Inspirato Bylaws”). The Inspirato Bylaws include a lock-up provision applicable to holders (the “Lock-Up Holders”) of shares of Inspirato Class A Common Stock and Inspirato Class V Common stock issued in connection with the Business Combination (excluding the PIPE Shares), holders of all shares of Inspirato Class V Common Stock, holders of shares of Inspirato Class A Common Stock issued in connection with the exchange of New Common Units of Inspirato LLC and shares of Inspirato Class A Common Stock issued to directors, officers and employees of the Issuer or its subsidiaries upon the exercise of options to purchase shares of Inspirato Class A Common Stock following the Merger (for the avoidance of doubt, not inclusive of any options that may be granted under the Issuer’s 2021 Equity Incentive Plan) (collectively, the “Lock-Up Shares”). The lock-up provides that the holders will not (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Lock-Up Shares or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of the Lock-Up Shares, in cash or otherwise, until the end of the period beginning on the Closing Date and ending on the date that is 180 days after the date of the Closing (the “Lock-Up Period”).

Notwithstanding the restrictions described in the immediately preceding paragraph, Lock-Up Holders may transfer the Lock-Up Shares during the Lock-up Period:

(i) as a bona fide gift or charitable contribution;

(ii) to a trust, or other entity formed for estate planning purposes for the primary benefit of the spouse, domestic partner, parent, sibling, child or grandchild of such Lock-Up Holder or any other person with whom such Lock-Up Holder has a relationship by blood, marriage or adoption not more remote than first cousin;

(iii) by will or intestate succession upon the death of the Lock-Up Holder;

(iv) pursuant to a qualified domestic order, court order or in connection with a divorce settlement;

(v) if such Lock-Up Holder is a corporation, partnership (whether general, limited or otherwise), limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust or other business entity that controls, is controlled by or is under common control or management with the Lock-Up Holder, or (B) to partners, limited liability company members or stockholders of the Lock-Up Holder, including, for the avoidance of doubt, where the Lock-Up Holder is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership;

(vi) if such Lock-Up Holder is a trust, to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust;

(vii) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under subsections (i) through (vi) above;

(viii) as a pledge of shares of Inspirato Class A Common Stock or Inspirato Class V Common Stock as security or collateral to any lender in connection with any borrowing or the incurrence of any indebtedness by such Lock-Up Holder; provided, however, that such borrowing or incurrence of indebtedness is part of a bona fide loan or similar agreement in connection with the purchase of shares of Inspirato Class A Common Stock in the PIPE;

(ix) pursuant to a bona fide third-party tender offer, merger, stock sale, recapitalization, consolidation or other transaction, each involving a change in control of the Issuer;

(x) to the Issuer in connection with the repurchase of such Lock-Up Holder’s shares in connection with the termination of the Lock-Up Holder’s employment with the Issuer pursuant to contractual agreements with the Issuer;

(xi) to satisfy tax withholding obligations in connection with the exercise of options to purchase shares of Inspirato Class A Common Stock or the vesting of Issuer stock-based awards; or

(xii) in payment on a “net exercise” or “cashless” basis of the exercise or purchase price with respect to the exercise of options or warrants to purchase shares of Inspirato Class A Common Stock;

provided that any shares transferred pursuant to (i)-(xii) above shall remain subject to the lock-up restrictions during the Lock-Up Period, except that any lender (or its successors or assigns) to whom shares of Inspirato Class A Common Stock or Inspirato Class V Common Stock are pledged pursuant to (viii) above (collectively, the “Pledged Shares”) shall not be subject to the lock-up restrictions upon transfer of such Pledged Shares to such entity or person following a foreclosure or exercise of other remedies by such lender under the applicable loan or other agreement.

The Lock-Up Period is subject to early termination on the date that (i) the Issuer completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of The Issuer’s stockholders having the right to exchange their shares of Inspirato Class A Common Stock for cash, securities or other property or (iii) the closing price of the Inspirato Class A Common Stock has equaled or exceeded $12.00 (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 Trading Days within any 30 Trading Day period commencing at least 150 days after the date of the Closing (the “Early Lock-Up Release”).

If (i) at least 120 days have elapsed since the date of the Closing and (ii) the Lock-Up Period is scheduled to end during a period during which trading in the Issuer’s securities would not be permitted under the Issuer’s Insider Trading policy (a “Blackout Period”) or within five trading days prior to a Blackout Period, the Lock-Up Period shall end 10 trading days prior to the commencement of the Blackout Period (the “Blackout-Related Release”); provided, that (i) promptly upon the Issuer’s determination of the date of the Blackout-Related Release and in any event at least two trading days in advance of the Blackout-Related Release, the Issuer shall announce the date of the Blackout-Related Release through a major news service, or on a Form 8-K, and (ii) the Blackout-Related Release shall not occur unless the Issuer shall have publicly released its earnings results for the fiscal year ended December 31, 2021.

The foregoing description of the Inspirato Bylaws is a summary only and is qualified in its entirety by the full text of the Inspirato Bylaws, a copy of which is attached hereto as Exhibit 3 to this Statement and is incorporated herein by reference.

On February 11, 2022, in connection with the Closing, the Issuer, Thayer Ventures Acquisition Holdings LLC, a Delaware limited liability company (the “Sponsor”), Thayer’s directors, certain equity holders of Inspirato (including IVP XIII), and the other parties thereto entered into the Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer agreed that, within 15 business days after the Closing, the Combined Company will file with the SEC (at the Issuer’s sole cost and expense) a shelf registration statement registering the resale of certain shares of Inspirato Class A Common Stock from time to time, and the Issuer shall use commercially reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof. The equityholders party to the Registration Rights Agreement may demand underwritten offerings, including block trades, of their registrable securities by the Issuer from time to time. Each such group of demanding holders may request to sell all or any portion of their registrable securities in an underwritten offering as long as the total offering price is expected to exceed in the aggregate $20.0 million. Parties subject to the Registration Rights Agreement are entitled to unlimited piggyback registration rights, subject to certain exceptions in the case of demands for underwritten block trades.

The foregoing description of the Registration Rights Agreement is a summary only and is qualified in its entirety by the full text of the form of Registration Rights Agreement, a copy of which is attached hereto as Exhibit 4 to this Statement and is incorporated herein by reference

As discussed above, in connection with the execution of the Business Combination Agreement, Thayer entered into the Subscription Agreements with the PIPE Investors, which includes IVP XIII. The Subscription Agreements provide that the Issuer is required to file with the SEC, within fifteen (15) business days after the Closing, a shelf registration statement covering the resale of the PIPE Shares and to use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof but no later than the earlier of (i) the 60th day following the filing date thereof if the SEC notifies the Issuer that it will “review” such registration statement and (ii) the 5th business day after the date the Issuer is notified (orally or in writing, whichever is earlier) by the SEC that such registration statement will not be “reviewed” or will not be subject to further review.

Additionally, pursuant to the Subscription Agreements, the PIPE Investors agreed to waive any claims that they may have at the Closing or in the future as a result of, or arising out of, the Subscription Agreements against Thayer, including with respect to the trust account (other than with respect to any Inspirato Class A Common Stock held by such PIPE Investors outside the PIPE Shares).

The foregoing description of the Subscription Agreements is a summary only and is qualified in its entirety by the full text of the form of Subscription Agreement, a copy of which is attached hereto as Exhibit 2 to this Statement and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description

Exhibit 1	Business Combination Agreement and Plan of Reorganization, dated June 30, 2021, by and among Thayer, Merger Subs, Blockers and Inspirato LLC (filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K as filed with the Securities and Exchange Commission on February 14, 2022 (SEC File No. 001-39791) and incorporated herein by reference).

Exhibit 2	Form of Subscription Agreements, by and among Thayer and the PIPE Investors (filed as Exhibit 10.7 to the Issuer’s current report on Form 8-K as filed with the Securities and Exchange Commission on February 14, 2022 (SEC File 333-259570) and incorporated herein by reference).

Exhibit 3	Inspirato Amended and Restated Bylaws (filed as Exhibit 3.2 to the Issuer’s current report on Form 8-K as filed with the Securities and Exchange Commission on February 14, 2022 (SEC File 333-259570) and incorporated herein by reference).

Exhibit 4	Amended and Restated Registration and Stockholder Rights Agreement, by and among Thayer, Thayer’s directors, certain equity holders of Inspirato, and other parties (filed as Exhibit 10.1 to the Issuer’s current report on Form 8-K as filed with the Securities and Exchange Commission on February 14, 2022 (SEC File 333-259570) and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 22, 2022

INSTITUTIONAL VENTURE PARTNERS XIII, L.P.
By: Institutional Venture Management XIII, LLC
Its: General Partner

By:	/s/ Tracy Hogan
Tracy Hogan, Attorney-in- Fact

INSTITUTIONAL VENTURE MANAGEMENT XIII, LLC

By:	/s/ Tracy Hogan
Tracy Hogan, Attorney-in- Fact

/s/ Tracy Hogan
Tracy Hogan, Attorney-in-Fact for Todd C. Chaffee

/s/ Tracy Hogan
Tracy Hogan, Attorney-in-Fact for Norman A. Fogelsong

/s/ Tracy Hogan
Tracy Hogan, Attorney-in-Fact for Stephen J. Harrick

/s/ Tracy Hogan
Tracy Hogan, Attorney-in-Fact for J. Sanford Miller

/s/ Tracy Hogan
Tracy Hogan, Attorney-in-Fact for Dennis B. Phelps